HEALTH INSURANCE INNOVATIONS, INC.

15438 N. Florida Avenue, Suite 201

Tampa, Florida, 33613

February 6, 2013

VIA FACSIMILE AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Attention:	Jeffrey P. Riedler, Assistant Director

Re:	Health Insurance Innovations, Inc.
Registration Statement on Form S-1
Filed December 20, 2012
File No. 333-185596

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-185596) (the “Registration Statement”) of Health Insurance Innovations, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern time, on February 7, 2013, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Connor Kuratek (212) 450-4078.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

HEALTH INSURANCE INNOVATIONS, INC.

By:	/s/ Michael W. Kosloske
	Name:	Michael W. Kosloske
	Title:	Chairman, President and Chief Executive Officer

cc:	Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP
Connor Kuratek, Davis Polk & Wardwell LLP